Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

04024076

2nd April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 6.

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following documents, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. announcement in reply to a query from Malaysia Securities Exchange Berhad on the news article appearing in page 1 in the Starbiz section of The Star entitled "Sime on acquisition trail";

2. announcement in relation to the proposed acquisitions of equity interest in Hyundai-Berjaya Corporation Berhad, Hyumal Motor Sdn. Bhd. and Inokom Corporation Sdn. Bhd.; and

3. amended announcement in relation to (2) above.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
APR 07 2004
THOMSON
FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax: (212) 571-3050

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 02-04-2004 07:39:20 PM
Reference No SD-040402-01053

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no. : **ZO-040402-38672**

* Subject :
Article entitled : "Sime on acquisition trail"

* **Contents :-**

We refer to the letter from Malaysia Securities Exchange Berhad ("MSEB") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 2nd April 2004, and the news article appearing in page 1 in the Starbiz section of The Star on Friday, 2nd April 2004.

AmMerchant Bank Berhad, on behalf of Sime Darby has, today, made an announcement on the Company's bid for a stake in Hyundai-Berjaya Corporation Berhad.

Sime Darby also wishes to confirm that the Group is in preliminary discussions in relation to acquiring a stake in Jaya Holdings Ltd. At this point in time, no agreement has been reached nor is there any certainty that any agreement will eventually be reached. An announcement will be made to MSEB should there be any development.

This announcement is dated 2nd April 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No MM-040402-51460

Submitting Merchant Bank	:	**AMMERCHANT BANK BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**02/04/2004**

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SIME DARBY" OR THE "COMPANY")**

PROPOSED ACQUISITIONS OF EQUITY INTEREST IN HYUNDAI-BERJAYA CORPORATION BERHAD, HYUMAL MOTOR SDN BHD AND INOKOM CORPORATION SDN BHD

Contents :

1. INTRODUCTION

AmMerchant Bank Berhad ("**AmMerchant Bank**"), on behalf of the Board of Directors of Sime Darby, wishes to announce that Sime Darby's wholly-owned subsidiary, Space Track Sdn Bhd ("STSB") proposes to acquire from Berjaya Group Berhad ("**BGroup**") and several others to be procured by BGroup (collectively the "**Selling Shareholders**") the following:-

(1) 92,208,000 ordinary shares representing 51% equity interest in Hyundai-Berjaya Corporation Berhad ("**HBCorp**") and 34,578,000 warrants comprising 51% of the total warrants issued by HBCorp for an aggregate cash consideration of RM488,702,400 or RM4.10 per share and RM3.20 per warrant ("**Proposed Acquisition of HBCorp**") ;

(2) 3,060,000 ordinary shares representing 51% equity interest in Hyumal Motors Sdn Bhd ("**Hyumal**") for a cash consideration of RM76,500,000 or RM25.00 per share ("**Proposed Acquisition of Hyumal**");

(3) 51,000,000 ordinary shares representing 51% equity interest in Inokom Corporation Sdn Bhd ("Inokom") for a cash consideration of RM76,500,000 or RM1.50 per share ("**Proposed Acquisition of Inokom**").

(The Proposed Acquisition of HBCorp, Proposed Acquisition of Hyumal and Proposed Acquisition of Inokom are collectively referred to as the "**Proposed Acquisitions**").

2. DETAILS OF THE PROPOSED ACQUISITIONS

The Proposed Acquisitions are subject to, *inter-alia*, the following agreed terms and conditions:-

(a) The execution of separate sale and purchase agreements ("**Agreements**") based on terms to be mutually agreed upon between the various parties within five (5) market days from the date of this announcement;

(b) The approval of the relevant regulatory authorities;

(c) Due diligence review on Hyumal, Inokom and HBCorp and their subsidiary and associated companies to be completed within ten (10) market days from the date of the Agreements;

(d) No material adverse changes to the financial position of HBCorp, Hyumal and

Inokom between the date of this announcement and the completion of the Proposed Acquisitions;

(e) The approvals of Hyundai Motor Company and the shareholders of Hyumal and Inokom (other than the Selling Shareholders) and Oriental Hyundai Sdn Bhd pursuant to any terms in the subsisting agreements;

(f) The shareholders of Hyundai and Inokom (other than the Selling Shareholders) are to provide written undertakings that they will not accept any take-over offer on the shares they hold in Hyumal and Inokom respectively; and

(g) The completion of the Proposed Acquisitions are inter-conditional.

STSB will undertake a mandatory take-over offer to acquire the remaining shares and warrants in HBCorp upon the completion of the Proposed Acquisition of HBCorp in accordance with the Malaysian Code on Take-overs and Mergers, 1998.

3. BASIS OF DETERMINING THE CONSIDERATION FOR THE PROPOSED ACQUISITIONS

The consideration for the Proposed Acquisition was determined after taking into account the future earnings potential and synergies expected to be generated from the Proposed Acquisitions.

4. BRIEF INFORMATION ON HBCORP, HYUMAL AND INOKOM

(a) HBCorp

HBCorp was incorporated under the name of Transwater Bina Sdn Bhd on 19 February 1981 under the Companies Act, 1965 ("**Act**") as a private limited company. On 3 April 1986, it changed its name to Transwater Corporation Sdn Bhd and was subsequently converted to a public company on 3 May 1991. It assumed its present name on 11 July 2003 following the reverse take-over of Hyundai-Berjaya Sdn Bhd ("HBSB"). HBCorp was listed on the Second Board of the Malaysia Securities Exchange Berhad ("**MSEB**") on 28 September 1993. HBCorp's listing was transferred to the Main Board of MSEB on 2 March 2004.

HBCorp is an investment holding company. HBSB, a wholly-owned subsidiary of HBCorp, is principally involved in the sales and distribution of passenger and light commercial vehicles including spare parts and accessories for 'HYUNDAI' marque vehicles.

HBCorp's present authorised share capital is RM500,000,000 divided into 500,000,000 ordinary shares of RM1.00 each of which 180,800,000 ordinary shares of RM1.00 each have been issued and fully paid-up.

(b) Hyumal

Hyumal was incorporated on 16 October 1990 in Malaysia under the Act as a private limited company under the name of Pelangi Merjan Sdn Bhd. It assumed its present name

on 5 January 1991. The principal activities of Hyumal are to import and distribute certain 'Hyundai passenger vehicles and related spare parts and the provision of workshop services in Malaysia.

Hyumal's present authorised share capital is RM25,000,000 divided into 25,000,000 ordinary shares of RM1.00 each of which 6,000,000 ordinary shares of RM1.00 each have been issued and fully paid-up.

(c) Inokom

Inokom was incorporated on 19 October 1992 in Malaysia under the Act as a private limited company under the name of Nilai Melati Sdn Bhd. It changed its name to Industri Otomotif Komersial (M) Sdn Bhd on 23 October 1993 and assumed its present name on 11 November 2002. The principal activities of Inokom are manufacture and assemble light commercial vehicles and contract assembly.

Inokom's present authorised share capital is RM500,000,000 divided into 500,000,000 ordinary shares of RM1.00 each of which 100,000,000 ordinary shares of RM1.00 each have been issued and fully paid-up.

5. RATIONALE FOR THE PROPOSED ACQUISITIONS

Sime Darby's motor division in Malaysia is involved in the import, assembly and distribution of passenger and commercial vehicles, which include marques such as 'BMW', 'LAND ROVER' and 'FORD'. The Proposed Acquisitions are in line with Sime Darby's strategy to broaden the range of vehicles distributed, assembled and retailed under its motor division. In addition, the Proposed Acquisitions are expected to give Sime Darby's motor vehicle business a boost as "HYUNDAI" vehicles are one of the best-selling and fast growing brand name in Malaysia.

A detailed announcement to highlight the financial effects and terms of the transaction will be made in due course upon execution of the Agreements in respect of the Proposed Acquisitions.

This announcement is dated 2 April 2004.

General Announcement
Reference No MM-040402-72191

Amended Announcement

(Please refer to the ealier announcement reference number: MM-040402-51460)

Submitting Merchant Bank : **AMMERCHANT BANK BERHAD**
Company Name : **SIME DARBY BERHAD**
Stock Name : **SIME**
Date Announced : **02/04/2004**

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SIME DARBY" OR THE "COMPANY")**

PROPOSED ACQUISITIONS OF EQUITY INTEREST IN HYUNDAI-BERJAYA CORPORATION BERHAD, HYUMAL MOTOR SDN BHD AND INOKOM CORPORATION SDN BHD

Contents :

We refer to the announcement dated 2 April 2004 ("Announcement").

AmMerchant Bank Berhad ("AmMerchant bank") wishes to inform the following amendments to the above Announcement:-

a) Section 2(f) of the Announcement should be read as "The shareholders of Hyumal instead of Hyundai."

b) The last line of Section 4 of the Announcement should also include " It also has 67,800,000 HBCorp Warrants unexercised as at todate."

c) The last line of Section 5 of the Announcement will be superceded by the following: " In addition, the Proposed Acquisitions are expected to strengthen Sime Darby's motor vehicles business as "HYUNDAI" vehicles are one of the best-selling and fast growing brand name in Malaysia."

This announcement is dated 2 April 2004